SIDLEY AUSTIN BROWN & WOOD LLP

      BEIJING                787 SEVENTH AVENUE              LOS ANGELES
       ----               NEW YORK, NEW YORK 10019               ----
     BRUSSELS             TELEPHONE 212 839 5300               NEW YORK
       ----                FACSIMILE 212 839 5599                ----
      CHICAGO                  www.sidley.com               SAN FRANCISCO
       ----                                                      ----
      DALLAS                   FOUNDED 1866                    SHANGHAI
       ----                                                      ----
      GENEVA                                                  SINGAPORE
       ----                                                      ----
     HONG KONG                                                   TOKYO
       ----                                                      ----
       LONDON                                               WASHINGTON, D.C.


 WRITER'S DIRECT NUMBER                                WRITER'S E-MAIL ADDRESS
   (212) 839-5458                                     mschmidtberger@sidley.com


                                 March 29, 2005


Owen Pinkerton, Esq., Senior Attorney
United States Securities and Exchange
Commission
450 Fifth Street N.W.
Washington, D.C.  20549

            Re:  World Monitor Trust III
                 Pre-Effective Amendment No. 3 to Registration Statement File No. 333-119612
                 -------------------------------------------------------

Dear Mr. Pinkerton:

                  Thank you for your comment letter of March 24, 2005 to Marc Goodman at Preferred Investment Solutions Corp. regarding the captioned registration statement for World Monitor Trust III (the "Company"). This letter is to respond on behalf of Preferred Investment Solutions Corp. to the comments you raised. Each of your numbered comments is set forth below in italics, with our response immediately following.

General

   1. We have reviewed your response to Comment No. 4 from our last comment letter. Since you are conducting a continuous offering, please include disclosure indicating that you are registering units that are anticipated to be sold within two years of the effectiveness of the registration statement. Please see Rule 415(a)(2) of the Securities Act of 1933.

   Response:
   --------
                  We represent to you on behalf of Preferred Investment Solutions Corp. and Kenmar Securities Inc. that it is our clients' expectation that the units being registered will be sold within two years from the initial effective date of the registration statement and that our clients consider their expectation to be reasonable. On the basis of conversations between and among Jim Munsell of our office and you and Paul





SIDLEY AUSTIN BROWN & WOOD LLP IS A DELAWARE LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 29, 2005
Page 2


Fischer of your office on Thursday, March 24, and Monday, March 8, we have not made any changes to the Registration Statement in response to this comment.



   2. We note your response to Comment 7 from our last letter, but are unable to determine where you have indicated that the company has no formal procedure in place to resolve conflicts. Please revise this summary risk factor on page 3 to include this.

   Response:
   --------
                  We have added the following language on page 3 in response to the foregoing comment:

                  "The Managing Owner has not established any formal procedure to resolve conflicts of interest. Consequently, investors will be dependent on the good faith of the respective parties subject to such conflicts to resolve them equitably. Although the Managing Owner attempts to monitor these conflicts, it is extremely difficult, if not impossible, for the Managing Owner to ensure that these conflicts do not, in fact, result in adverse consequences to the various Series of the Trust."



   3. We note your response to Comment 14. Your response does not appear to address the extent, beyond a general reference, to which the trading advisors you have selected to trade for the fund have encountered illiquid situations in the past.

   Response:
   --------

                  We respectfully take the view that specific disclosure of past experiences of market illiquidity by the trading advisors initially selected to manage the various series is not required by the instructions to Form S-1 or the applicable rules of the Commodity Futures Trading Commission, the National Futures Association or the North American Securities Administrators Association, Inc. and is not disclosed customarily in registration statements of commodity pools. Neither have we seen comparable disclosure in registration statements of registered investment companies, which encounter similar risks. Moreover, we do not view this information as material to an investment decision by a prospective investor as past experiences of illiquidity are poor indicators of future events. Finally, this information is not easily obtained and, if obtained, would at best be anecdotal and unreliable as trading advisors are not required to and do not in fact keep records of such information in respect of any period of time

SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 29, 2005
Page 3


and the point at which a market has become "illiquid" is a highly subjective judgment. A relatively low volume of trading in a particular market at a particular time or over a particular period may be an indicator of illiquidity in such market at such time or during such period and this information may be obtainable by prospective investors from public sources in respect of certain markets and certain periods, although we have made no investigation in this regard. We are aware of other public commodity pools that recently have been declared effective by the Staff whose registration statements do not contain this disclosure. Notwithstanding the foregoing, we have added the following language at the end of risk factor no. 12 on page 21 of the prospectus:

                  "Generally, none of the Advisors selected to manage the assets of the various Series historically has allocated more than 10% of the assets under such Advisor's management pursuant to the programs selected for the various Series to over-the-counter instruments. The risk of loss due to potentially illiquid markets is more acute in respect of over-the-counter instruments than in respect of exchange-traded instruments because the performance of those contracts is not guaranteed by an exchange or clearinghouse and the Series will be at risk to the ability of the counterparty to the instrument to perform its obligations thereunder. Because these markets are not regulated, there are no specific standards or regulatory supervision of trade pricing and other trading activities that occur in those markets."



   4. Please revise to opine that each Series of the Trust will be classified as a partnership for federal income tax purposes, as opposed to "should be." Likewise, please revise your disclosure on Page 13 accordingly.

   Response:
   --------

                  We have revised the opinion and the related disclosure in response to the foregoing comment.



   5. Since the Registrant's year end is December 31, an audited balance sheet as of that date is required in the filing. Refer to Rule 3-12 of Regulation S-X.

   Response:
   --------

                  We have added an audited balance sheet of the Registrant as of December 31, 2004. We have left in the audited balance sheet of the Registrant as of March 10, 2005 because Series J had not been formed or initially capitalized prior to

SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 29, 2005
Page 4

such date and the audited balance sheet of the Registrant as of December 31, 2004 does not reflect the existence or initial capitalization of Series J.



   6. We note that you have obtained a standby letter of credit guaranteeing a substantial portion of the receivable from Kenmar Management Ltd. in lieu of providing an audited balance sheet for KML as requested in our prior comment 18. We are in the process of discussing this issue with the Division's Chief Accountant's Office and additional comments may be forthcoming.

   Response:
   --------

                  Based on conversations between and among you and Paul Fischer and Kristi Beshears of your office and me and Jim Munsell of my office on Thursday, March 24, Monday, March 28 and today, we have added to footnote 8 of the audited balance sheet of the managing owner disclosure regarding the amount of the standby letter of credit supporting the receivable from MKL Limited (the "LoC"), the identity of the issuer of the LoC and the credit rating of the issuer of the LoC. Also, Preferred Investment Solutions Corp. ("Preferred") hereby undertakes to provide an audited balance sheet of MKL in the event the amount of the receivable from MKL Limited reflected on the balance sheet of Preferred grows to exceed 20% of the total assets of Preferred.

SIDLEY AUSTIN BROWN & WOOD LLP                                        NEW YORK

Owen Pinkerton, Esq., Senior Attorney
March 29, 2005
Page 5




   7. We note your response to Comment 21, but are unable to determine where you have made the referenced revision. Please revise or advise.

   Response:
   --------

                  We have removed the condition referenced in Comment 21 of your letter of March 11, 2005.


                                *    *    *

                  If you have any further questions or comments, please do not hesitate to call me at 212 839 5458.





                                Very truly yours,



                                Michael J. Schmidtberger





Enclosure

cc:    Marc S. Goodman
       Esther Goodman